UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2016

VAPOR CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-36469	84-1070932
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

3800 North 28th Way

Hollywood, Florida 33020

(Address of Principal Executive Office) (Zip Code)

(888) 766-5351

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On December 7, 2016, Vapor Corp. (the “Company”) issued a press release announcing that it is commencing a tender offer to repurchase its outstanding Series A Warrants. The tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal which will be attached to the Company’s commencement tender offer statement on Schedule TO to be filed with the Securities and Exchange Commission. A copy of the press release is included as Exhibit 99.1 to this Form 8-K.

The press release has been issued for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s Series A Warrants. The Offer to Purchase and the related Letter of Transmittal may be amended or supplemented. Holders of the Series A Warrants are urged to read the Company’s commencement tender offer statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Upon the commencement of the tender offer, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the offer.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press release of Vapor Corp. dated December 7, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VAPOR CORP.

Date: December 7, 2016	By:	/s/ Jeffrey E. Holman
Jeffrey E. Holman
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release of Vapor Corp. dated December 7, 2016